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                         [ADVANCED LIGHTING LETTERHEAD]


                                February 26, 2004


VIA EDGAR
---------
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Application for Withdrawal of Registration Statement on Form S-4 (File No. 333-58621)

Dear Sir/Madam:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act"), Advanced Lighting Technologies, Inc. (the "Company") hereby respectfully requests that its Registration Statement on Form S-4 (File No. 333-58621) (the "Registration Statement") be withdrawn and that an order of the Commission granting such withdrawal be granted.

         On July 7, 1998, the Company filed the Registration Statement (the "Registration Statement") for purposes of registering issuances of $100,000,000 of the Company's Debt Securities, Common Stock, par value $.001 per share, Preferred Stock, par value $.001 per share, Depository Shares representing Preferred Shares and Warrants (the "Securities"). The Registration Statement was amended six times prior to being declared effective by the Commission on July 13, 2000. None of the Securities have been issued.

         The Company does not currently intend to make any offering of the Securities pursuant to the Registration Statement. The Company no longer meets the requirements for registration of securities on Form S-3, and the information in the Registration Statement is adequate only for offerings by issuers eligible for use of Form S-3. Accordingly, the Company respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

         Should you have any questions or comments, please do not hesitate to contact James S. Hogg, Esq. of Cowden, Humphrey, Nagorney & Lovett, Co., LPA, counsel to the Company, at (216) 214-2880.

                                Very truly yours,
                                Advanced Lighting Technologies, Inc.



                                By:    /s/Wayne Vespoli
                                       ---------------------------------
                                       Wayne Vespoli
                                       Executive Vice President